[LOGO OMITTED]   Koor Industries Ltd.


KOOR INDUSTRIES LTD. ANNOUNCES THAT ELBIT SYSTEMS' SHAREHOLDERS HAVE APPROVED THE AGREEMENTS RELATED TO THE PURCHASE OF TADIRAN COMMUNICATIONS FROM KOOR

ROSH HA'AYIN, Israel - March 1, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor"), a leading Israeli investment holding company, announced today that, further to its announcement of December 27, 2004, regarding the agreements signed with Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit") and with Federmann Enterprises ("Federmann") for the sale of 32% holding in Tadiran Communications (TASE: TDCM) ("Tadiran") and the acquisition of 9.8% of Elbit, Elbit's shareholders have, in an extraordinary general meeting of the shareholders held yesterday, approved all the agreements relating to the purchase of Koor's shares in Tadiran.

Elbit's shareholders' approval of the agreements relating to the purchase of the Tadiran shares is one of the conditions required for the completion of the transaction relating to the purchase of the Tadiran shares. The transaction had previously been approved by the Board Committee of Koor nominated by Koor's Board to approve the agreements, and by the Audit Committee and Board of Directors of Elbit Systems. The parties are in the process of obtaining the remaining required approvals to complete the transaction.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications

About Tadiran Communications
Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide. In 2003, Tadiran's annual sales totaled $272 million - 83.4% of which was derived from exports.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings..